Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is a joint press release issued by The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“Dupont”) on May 23, 2016.

Dow and DuPont Announce

Senior Leadership Appointments for DowDuPont

Key Milestone in Proposed Merger of Equals and Intended Creation of

Three Industry-Leading Companies

Wilmington, DE and Midland, MI, May 23, 2016 – DuPont (NYSE:DD) and The Dow Chemical Company (NYSE:DOW) today announced senior leadership appointments for DowDuPont Inc. (“DowDuPont”), following the consummation of the proposed merger of equals.

The appointments will be effective upon completion of the proposed merger transaction, which is expected to close in the second half of 2016, subject to satisfaction of customary closing conditions, including receipt of stockholder and regulatory approvals.

As previously disclosed, Andrew N. Liveris, chairman and chief executive officer of Dow, will become executive chairman of DowDuPont. Edward D. Breen, chair and chief executive officer of DuPont, will become chief executive officer of DowDuPont. In addition to other duties, Liveris will have responsibility for the Material Science business, and Breen will have responsibility for the Agriculture and Specialty Products businesses. Both executives will report to the DowDuPont Board of Directors.

Senior leadership team appointments announced today include:

•	Howard Ungerleider will become chief financial officer for DowDuPont. Ungerleider is currently vice chairman and chief financial officer of Dow, with executive oversight for Dow AgroSciences, Dow’s Corporate Strategy Development, Corporate Planning, Finance, Information Technology & Business Services, and chairman of Dow Corning, pending the successful close of Dow’s ownership restructuring of this joint venture on June 1.

•	Stacy Fox will become general counsel for DowDuPont. Fox is currently senior vice president and general counsel for DuPont.

•	Charles J. Kalil will become special counsellor to the executive chairman of DowDuPont, as well as general counsel for the Material Science business. Kalil is currently executive vice president and general counsel of Dow.

•	Jim Fitterling, currently president and chief operating officer for Dow, will become chief operating officer for DowDuPont’s Material Science business, which DowDuPont intends to separate as a leading, independent, pure-play industry leader, subject to approval by the DowDuPont Board. The Material Science business, to be named Dow, will consist of the Dow Performance Plastics, Performance Materials & Chemicals, Infrastructure Solutions, and Consumer Solutions (excluding the Dow Electronic Materials business) operating segments, as well as the DuPont Performance Materials segment. It will also include Dow Corning Silicones, pending the successful close of Dow’s ownership restructuring of this joint venture on June 1.

•	James C. Collins, Jr., currently executive vice president for DuPont and leader of DuPont’s Agriculture business segment, will become chief operating officer for DowDuPont’s Agriculture business, which DowDuPont intends to separate as a leading, independent, pure-play agricultural company, subject to approval by the DowDuPont Board. The Agriculture business will unite DuPont’s and Dow’s Seed and Crop Protection businesses.

•	Marc Doyle, currently executive vice president and leader of DuPont’s Electronics & Communications, Industrial Biosciences, Nutrition & Health, Performance Materials and Safety & Protection businesses, will become chief operating officer for DowDuPont’s Specialty Products business, which DowDuPont intends to separate as a technology driven innovative leader, subject to approval by the DowDuPont Board. The Specialty Products business will include the DuPont Nutrition & Health, Industrial Biosciences, Safety & Protection and Electronics & Communications businesses, as well as the Dow Electronic Materials business.

“Each of these executives has a proven track record of executing against a strategic agenda and maximizing stockholder value creation,” said Liveris, chairman and chief executive officer of Dow. “By combining the immense talent from both organizations, DowDuPont’s three business divisions will each have a strong and focused leader at the helm driving a clear strategy designed to deliver superior solutions and choices for customers, in addition to setting up the three independent companies.”

“Today’s announcement of the DowDuPont senior leadership team marks another major milestone in the process to merge and move ahead with our intention to create three, highly focused, independent companies,” said Breen, chair and chief executive officer of DuPont. “Drawing on two exceptional leadership teams, we have put together a world-class group of executives that will be responsible for quickly integrating the companies, capturing our anticipated cost and revenue synergies and working to operate as independent business divisions as soon as possible after the merger closes.”

The DowDuPont Board of Directors and other leadership roles are expected to be announced prior to the closing of the merger. Upon the completion of the DowDuPont merger, the DowDuPont Board will establish three advisory committees chartered to generally oversee the business affairs of each of the Agriculture business, Material Science business and Specialty Products business in preparation for the intended business separations. Additionally, each advisory committee will develop a capital structure and select the leadership team of its respective business.

Dow and DuPont currently anticipate that the intended business separation transactions will be consummated as soon as practicable following the consummation of the merger, but consummation of the intended business separation transactions is not expected to exceed 18-24 months after the merger close.

ABOUT DOW

Dow (NYSE: DOW) combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from material, polymer, chemical and biological science to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2015, Dow had annual sales of nearly $49 billion and employed approximately 49,500 people worldwide. The Company’s more than 6,000 product families are manufactured at 179 sites in 35 countries across the globe. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

ABOUT DUPONT

DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, NGOs, and thought leaders, we can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit www.dupont.com.

CONTACT INFORMATION:

DuPont Contacts	Dow Contacts

Media Dan Turner daniel.a.turner@dupont.com +1 302-996-8372	Media Rachelle Schikorra ryschikorra@dow.com +1 989-638-4090

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (File No. 333-209869) (as may be amended from time to time, the “Preliminary Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also will constitute a prospectus of DowDuPont. These materials are not final and may be amended. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or definitive registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Preliminary Registration Statement and the definitive versions of these materials and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center Midland, MI 48674 Attention: Investor Relations 1-989-636-1463	974 Centre Road Wilmington, DE 19805 Attention: Investor Relations: 1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Preliminary Registration Statement, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Preliminary Registration Statement, which are filed with the SEC. A more complete description will be available in the definitive registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv)

potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Preliminary Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Preliminary Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.